RAYMOND JAMES FINANCIAL, INC.
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

February 14, 2002

To the Shareholders of Raymond James Financial, Inc.:

The Annual Meeting of Shareholders of Raymond James Financial, Inc. will be held at the Raymond James Financial Center, 880 Carillon Parkway, St. Petersburg, Florida, on Thursday, February 14, 2002 at 4:30 p.m. for the following purposes:

1. To elect thirteen nominees to the Board of Directors of the Company.

2. To ratify Incentive Compensation Criteria for certain of the Company's executive officers.

3. To approve the Raymond James Financial Incentive Stock Option Plan of 2002.

4. To transact any other business as may properly come before the meeting.

Shareholders of record as of the close of business on December 14, 2001 will be entitled to vote at this meeting or any adjournment thereof. Information relating to the matters to be considered and voted on at the Annual Meeting is set forth in the Proxy Statement accompanying this Notice.

By order of the Board of Directors,
/s/ BARRY AUGENBRAUN
Barry Augenbraun, Secretary

December 21, 2001

> If you do not expect to attend the meeting in person please vote on the matters to be considered at the meeting by completing the enclosed proxy and mailing it promptly in the enclosed envelope.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Raymond James Financial, Inc. (the "Company") for the Annual Meeting of Shareholders to be held on February 14, 2002 at 4:30 p.m., or any adjournment thereof.

If the accompanying proxy form is completed, signed and returned, the shares represented thereby will be voted at the meeting. Delivery of the proxy does not affect the right to vote in person should the shareholder attend the meeting. The shareholder may revoke the proxy at any time prior to the voting thereof.

The affirmative vote of a majority of the shares of common stock represented at the meeting, either in person or by proxy, will be required for the election of any nominee, or the ratification or approval of any proposal or other business that may properly come before the meeting.

A copy of the Company's Annual Report is being furnished to each shareholder together with this proxy statement. The cost of all proxy solicitation will be paid by the Company.

Internet Voting

Most shareholders of record have a choice of voting over the internet, by telephone, or by using a traditional proxy card. Please check your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you.

Electronic Access to Proxy Materials and Annual Report

This notice of Annual Meeting and Proxy Statement and the 2001 Annual Report are available on our Internet site at http://www.raymondjames.com. If you are a shareholder of record and would like to view future proxy statements and annual reports over the Internet instead of receiving copies in the mail, follow the instructions provided when you vote over the Internet. If you hold your shares through a bank, broker, or other holder, check the information provided by that entity for instructions on how to elect to view future proxy statements and annual report and vote your shares over the Internet. Opting to receive your proxy materials online saves us the cost of producing and mailing these materials to your home or office and gives you an automatic link to the proxy voting site.

SHAREHOLDERS ENTITLED TO VOTE
AND
PRINCIPAL SHAREHOLDERS

Shareholders of record at the close of business on December 14, 2001 will be entitled to notice of, and to vote at, the Annual Meeting. At that date, there were 48,434,467 shares of common stock outstanding and entitled to vote. Shareholders are entitled to one vote per share on all matters. All references to number of shares in this proxy statement have been adjusted to reflect all stock splits.

The following table sets forth, information with respect to the common stock ownership of each person known by the Company to own beneficially more than 5% of the shares of the Company's common stock, and of all Executive Officers and Directors as a group:

Name	Address	Beneficially Owned Shares (1)	Percent of Class
Thomas A. James	880 Carillon Parkway St. Petersburg, Florida 33716	7,092,283 (2) (4)	14.6%
Private Capital Management, Inc.	8889 Pelican Bay Blvd. Naples, Florida 34108	3,521,067 (3)	7.3%
All Executive Officers and Directors as a Group (19 Persons)	-	10,152,670 (4)	20.1%

(1) Includes shares credited to Employee Stock Ownership Plan accounts and shares which can be acquired within sixty days of record date through the exercise of stock options.

(2) Includes 563,508 shares owned by the Robert A. and Helen James' Children Annuity Trust of which Thomas A. James is a remainder beneficiary and for which Raymond James Trust Company West, a wholly-owned subsidiary of the Company, serves as trustee. Excludes shares held by two trusts, of which he is not a beneficiary: 3,362,680 shares owned by the Robert A. James Trust and 152,909 shares owned by the James'

Grandchildren's Trust, for both of which Raymond James Trust Company West serves as trustee, and both of which have as beneficiaries other James family members, including Huntington A. James. Thomas A. James disclaims any beneficial interest in these two trusts.

(3) Based on information contained in Form 13F-HR filed with the SEC on November 16, 2001. Private Capital Management, Inc. is the beneficial owner of 3,521,067 shares of common stock held in accounts managed for clients.

(4) As of December 14, 2001

PROPOSAL 1: ELECTION OF DIRECTORS

Thirteen directors are to be elected to hold office until the Annual Meeting of Shareholders in 2003 and until their respective successors shall have been elected. All of the nominees, except Mr. Shields, were elected by the shareholders on February 8, 2001, to serve as Directors of the Company until the Annual Meeting of Shareholders in 2002. It is intended that proxies received will be voted to elect the nominees named below.

Should any nominee decline or be unable to accept such nomination to serve as a director due to events which are not presently anticipated, discretionary authority may be exercised to vote for a substitute nominee.

Nominee	Age	Principal Occupation, (1) Directorships and Security Ownership (2)	Director Since
Angela M. Biever	48	President, Intel New Business Corp. since 2000; Director, Intel Capital from 1999 to 2000; Independent Consultant, working with a leading Internet Services Provider from 1997 to 1998; Various senior management positions with First Data Corporation, an information and transaction processor from 1991 to 1997, beginning as Senior Vice President, Finance and Planning and culminating as Executive Vice President, Integrated Services Division; Vice President, American Express Company from 1987 to 1991. Member of Audit Committee. Common shares owned 7,375 (.015%):	1997
Jonathan A. Bulkley	67	Bulkley Consulting LLC since 1999; Managing Director, Barents Group LLC (emerging markets/capital markets development consulting) from 1992 to 1999; President and CEO, Charterhouse Media Group (investment banking) from 1988 to 1992; President and CEO Jesup & Lamont Securities Group, Inc. (securities broker-dealer) from 1987 to 1988; Prior to 1986, President and CEO of Moseley, Hallgarten, Estabrook & Weeden Inc. (securities broker-dealer). Chairman of Audit Committee. Common shares owned: 35,345 (.073%)	1986
Thomas S. Franke	60	President and Chief Operating Officer of Raymond James & Associates, Inc. ("RJA")* since 1991; President and CEO of Blunt Ellis & Loewi, Inc. (securities broker-dealer) from 1986 to 1990. Common shares owned: 201,660 (.416%) (2)	1991
Francis S. Godbold	58	President of Raymond James Financial, Inc. ("RJF"); Director and Officer of various affiliated entities. Executive Vice President of RJA. Common shares owned: 628,976 (1.299%) (2)	1977
M. Anthony Greene	63	Chairman and Chief Executive Officer of Raymond James Financial Services, Inc. ("RJFS")*; Chairman, CEO and President of Investment Management & Research, Inc. ("IM&R")** from 1975 to 1998; Executive Vice President of RJF. Common shares owned: 589,261 (1.217%) (2)	1975
Harvard H. Hill, Jr., CFP	65	Managing General Partner of Houston Partners (venture capital) since 1985; Prior to 1985, President and CEO of Criterion Investments; President and COO of Rotan Mosle; and Vice	1986

		President of Dean Witter & Co. Member of Compensation and Governance Committee. Common shares owned: 9,350 (.019%)	
Huntington A. James	33	Vice President of Marketing Services of RJA since 2001; Co-Founder of Digital Hands, Inc. (IT Outsourcing); Founder of Fun Holdings, LLC (technology incubator) since 2000; Vice President of RJA Private Client Group 1998 to 2001; Syndicate Associate, RJA 1994 to 1998; MBA Darden School of Business, University of Virginia, 1992 to 1994. Son of Thomas A. James. Common shares owned: 518,347 (1.070%) (2)(4)	1996
Thomas A. James	59	Chairman of the Board and Chief Executive Officer of RJF; Chairman of the Board of RJA. Director and Officer of various affiliated entities. Past Chairman of the Securities Industry Association. Common shares beneficially owned: 7,092,283 (14.643%) (2) (3)	1970
Dr. Paul W. Marshall	59	The MBA class of 1960 Professor of Management Practice at Harvard Graduate School of Business Administration since 1996; Chairman and CEO of Rochester Shoe Tree Co., Inc. from 1992 to 1997; Chairman of Compensation and Governance Committee. Common shares owned: 4,875 (.010%)	1993
J. Stephen Putnam	58	President and Chief Operating Officer of Raymond James Financial Services, Inc. ("RJFS")*; President of Robert Thomas Securities, Inc. ("RTS")** from 1989 to 1998; Executive Vice President of RJF; Senior Vice President of RJA, Correspondent Services. Vice President and Director of F.L. Putnam Securities. Treasurer of Meescheart Fund, Inc. (mutual fund). Director of F.L. Putnam Investment Management Co. (investment advisor). Common shares owned: 161,593 (.334%) (2)	1989
Kenneth A. Shields	53	President and Chief Executive Officer of Raymond James Ltd. ("RJ Ltd.") (formerly Goepel McDermid Inc.) and predecessor Company since 1996 (a Canadian brokerage firm). Past Chairman of the Investment Dealers Association of Canada; Director of TimberWest Forest Corp.; Member of the Canadian Accounting Standards Oversight Council. Common shares owned: 4,860 (0.010%)	2001
Robert F. Shuck	64	Vice Chairman of RJF; Executive Vice President of RJA. Director and officer of various affiliated entities. Common shares owned: 568,639 (1.174%) (2)	1970
Dennis W. Zank	47	Executive Vice President, Operations and Administration, RJA. Director of several affiliated entities. Director of Options Clearing Corporation (industry clearing organization). Common shares owned: 101,312 (.209%) (2)	1996

* A wholly-owned subsidiary of Raymond James Financial, Inc.
** RTS and IM&R merged as of January 1, 1999 to become RJFS.
(1) Unless otherwise noted, the nominee has had the same principal occupation and employment during the last five years.
(2) Includes shares credited to their Employee Stock Ownership Plan accounts including estimated fiscal 2001 ESOP allocations, and shares which can be acquired within sixty days of record date through the exercise of stock options.
(3) See footnotes under the Principal Shareholders' Ownership table.
(4) Includes 420,335 shares owned by the Robert A. James Trust and 16,990 shares owned by the James' Grandchildren's Trust, representing the shares to which Huntington A. James is a beneficiary.

The Board of Directors held four regular meetings, including committee meetings, and one telephone meeting during fiscal 2001. Each of the directors attended all of the regular meetings held during the year.

The current standing committees of the Board of Directors are the Audit Committee and the Compensation and Governance Committee. These two committees met four times during the fiscal year ended September 28, 2001. Each member of these committees attended, in person, all of the meetings held during the year except Mr. Hill who missed one Audit Committee meeting. The activities of the Audit Committee are set out in their report below.

The Compensation and Governance Committee reviews and approves the compensation to be paid to executive officers of the Company and its subsidiaries and performs certain duties prescribed by the Board with respect to employee benefit plans.

Directors Marshall, Hill, Bulkley and Biever receive a $14,000 annual retainer, a $2,000 attendance fee for each regular meeting, $250 for each telephone meeting and a $500 attendance fee for Committee Service.

Outside Director Stock Options

The Directors who are also employees of the Company have voted in favor of a non-qualified stock option plan for the Company's outside Directors covering 380,000 shares of the Company's common stock. These options, 29,250 of which were outstanding at September 28, 2001, are exercisable at prices ranging from $10.74 to $36.94 at various times through February 2006. Outside directors are generally granted 1,500 options per year.

Section 16(a) Beneficial Ownership Reporting Compliance

J. Stephen Putnam, Director, was late in filing a Form 4 Report with respect to the sale of 500 call options and purchase of 500 put options with respect to shares of RJF common stock owned by him in February 2001. In addition, Mr. Putnam did not file a Form 4 with respect to the purchase of 5,000 shares in September 2001, nor did he report the purchase on his original Form 5. An amended Form 5 has since been filed.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee of the Board of Directors consists of three independent members of the Board. The Committee conducts its activities pursuant to a written charter approved by the Board of Directors. The Committee serves as the principal agent of the Board of Directors in fulfilling the Board's oversight responsibilities with respect to the Company's financial reporting, the Company's systems of internal controls and the Company's procedures for establishing compliance with regulatory requirements.

Management is responsible for the Company's financial statements and the financial reporting process, including the Company's system of internal controls. The Company's independent accountants are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and issuing a report on the financial statements.

Members of the Committee have reviewed and discussed the audit of the consolidated financial statements for fiscal 2001 contained in the Company's Annual Report on Form 10-K with management and representatives of KPMG LLP, who reported on the consolidated financial statements. In addition, the Committee discussed with the independent accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Committee also discussed with them their independence from the Company and its management, including the matters in the written disclosures required by Independence Standard Board Standard No. 1, Independence Discussions with Audit Committees and considered their independence in connection with any non-audit service provided.

Based on the reviews and discussions referred to above, and in reliance on the representations of management and the auditors' report with respect to the financial statements, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 28, 2001, for filing with the Securities and Exchange Commission.

Audit Committee
December 17, 2001

Jonathan A. Bulkley, Chairman
Angela M. Biever
Harvard H. Hill

COMPENSATION AND GOVERNANCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Overview and Philosophy

The Compensation and Governance Committee (the "Committee") reviews corporate compensation and benefit plan policies, as well as the structure and amount of all compensation for executive officers of the Company. The Committee consists exclusively of outside directors of the Company and is chaired by Dr. Paul W. Marshall.

The Committee's goal is to establish and maintain compensation policies that will enable the Company to attract, motivate and retain high-quality executives and to ensure that their individual interests are aligned with the long-term interests of the Company and its shareholders. In doing so, individual performance, the compensation of executives of similar firms and the Company's financial results are considered.

The Company's objectives are met through a compensation package which includes four major components - base salary, annual bonus (including restricted stock), stock option awards and retirement plans.

The cash and restricted stock compensation components (base salary and annual bonus) are heavily weighted toward annual bonus. These bonuses are based on the attainment of performance goals, specifically the profits of an individual subsidiary/department or on the profits of the Company as a whole. These bonuses are based on formulas with a subjective portion. The emphasis on profit-based compensation serves two functions: it encourages executives to be conscious of the "bottom line" and it keeps the Company's base salary structure at a modest level, which is advantageous to the firm given the cyclical nature of the securities industry. For fiscal 2000 the Company began issuing restricted shares of Company stock in lieu of cash for 10% to 20% of bonus amounts in excess of $250,000. These shares are issued at a 20% discount and are restricted from sale during a three year vesting period.

The third component of the compensation package, incentive and non-qualified stock option awards, is designed, along with the restricted stock, to provide a direct link between the long-term interests of executives and shareholders. Options are granted every two years to key management employees. From time to time special awards may be granted when a unique situation exists, or if job performance or a change in job duties warrants.

The fourth component of the compensation package is Company contributions to various retirement plans, which are based on compensation levels and years of service. The Company maintains three qualified retirement plans: a profit sharing plan, an employee stock ownership plan and a 401(k) plan. Contributions to the profit sharing and employee stock ownership plans, if any, are dependent upon the overall profits of the Company. Since inception of the 401(k) plan in 1987, the Company has matched a portion of the first $1,000 contributed annually by employees to their 401(k) accounts. Effective January 1, 1994 the plan provides for the Company to match 100% of the first $500 and 50% of the next $500 of compensation deferred by each participant annually. These three plans are offered to all full-time employees who meet the length of service requirements (six months for the 401(k) plan and one year for the other two plans). The Company also maintains a non-qualified long term incentive plan. Eligibility of executive officers is restricted to those who meet certain compensation levels set annually by the Board of Directors. The vesting schedule of this plan is designed to encourage long-term employment with the firm. The Company has purchased and holds life insurance on the lives of those employees participating in the long term incentive plan, to provide a source of funds available to satisfy its obligations under these plans. Contributions to this plan on behalf of executive officers are also dependent upon the Company's earnings.

In addition, the Company has an employee stock purchase plan which allows employees to purchase shares of the Company's common stock on four specified dates throughout the year at a 15% discount from the market value, subject to certain limitations including a one-year holding period. Finally, certain key employees of the Company participate in limited partnership arrangements in which the Company makes non-recourse loans to these employees for two thirds of the purchase price per unit. The loans, plus interest, are intended to be paid back from the earnings of the partnership. The partnerships, Raymond James Employee Investment Fund I, L.P. ("RJEIF I"), and Raymond James Employee Investment Fund II LP are invested in several unaffiliated venture capital limited partnerships and RJEIF I is invested in the merchant banking fund sponsored by the Company.

Compensation of the Chief Executive Officer

In keeping with the general compensation philosophy outlined above and with the freezing of salaries for all employees at the vice president and above levels, Mr. James' base salary for calendar 2002 will remain the same $258,000 he received in 2001. Mr. James' salary is subject to an annual review, as is true of all employees. It was last adjusted in November 2000, effective January 1, 2001.

In determining the bonus offered to Mr. James for fiscal 2001 the Committee considered many factors, including the following:

* 2001 was the first year since 1984 that was not a record for the firm in terms of revenues; the five year average increase is 18.9%.
* 2001 net income was 23% below 2000; the five year average increase is 11.9%.
* Book value per share increased to $15.99, a 14% increase over the prior yearend.
* Return on average equity for the year was 13.3%, vs. a target of 20% and five year average of 19.3%.
* The compensation of the chief executive officers of other similar brokerage firms, as of their most recent proxy statements.

Compensation and Governance Committee
November 28, 2001

Dr. Paul W. Marshall, Chairman
Harvard H. Hill, Jr.

PROPOSAL 2:TO RATIFY INCENTIVE COMPENSATION CRITERIA FOR CERTAIN OF THE COMPANY'S EXECUTIVE OFFICERS

Several years ago, the Company adopted a policy of formalizing incentive compensation calculations for executive officers. This was done in consideration of the limitations on tax deductibility imposed under Section 162(m) of the Internal Revenue Code of 1986, as amended. Section 162(m) limits deductions for compensation in excess of $1 million per year by a public corporation to any one of its executive officers unless certain criteria are met. This rule requires that the incentive compensation be based on attainment of one or more performance goals and that the Company's shareholders approve both the performance goals and the formula used to calculate the payment amount.

The intention of the Compensation and Governance Committee remains that the executive officers be compensated on a basis consistent with prior years; i.e., for obtaining certain performance goals. It is the Company's practice that a portion of any formula-driven bonus amount can be withheld based on a subjective performance evaluation. The Committee considers the bonus formulas for executive officers each year. For purposes of determining incentive compensation for the executive officers for fiscal 2002, the Committee has approved the executive bonus formulas described below. Discretionary amounts above those resulting from the formulas below may be awarded by the Committee. Should this occur it will be disclosed in the proxy the following year.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THESE FORMULAS BY SHAREHOLDERS.

Recommended Bonus Formulas for Executive Officers (including certain officers of RJA)

Executive Officer	Basis	Percent for Calculation of Bonus
Thomas A. James	Total company pre-tax profits	1.2%
Thomas S. Franke	RJA retail division's pre-tax profits per Retail Contribution Report*, pre-tax profits of the RJA fixed income department and Planning Corporation of America, Inc.	3.1%
M. Anthony Greene	Pre-tax profits of RJFS per Retail Contribution Report*	2.2%
J. Stephen Putnam	Pre-tax profits of RJFS per Retail Contribution Report*	1.4%
	Correspondent clearing department's pre-tax profits per Retail Contribution Report*	2.5%
Richard K. Riess	Pre-tax profits of Eagle Asset Management, Inc.	4.25%

Executive Vice President - RJF

	Pre-tax profits of Heritage Asset Management, Inc. RJA's Asset Management Services division and Awad Asset Management.	3.00%
Jeffrey E. Trocin** Executive Vice President - RJA	Pre-tax profits of RJA's Equity Capital Markets, including international institutional equity sales.	10.0%
Van C. Sayler Senior Vice President - RJA	Pre-tax profits of RJA's Fixed Income department.	8.0%
Kenneth A. Shields President and CEO of RJ Ltd.	Pre-tax profits of RJ Ltd.	8.0%

*   The Retail Contribution Report adjusts financial statement pre-tax profits for items related to the retail sales force, primarily a credit for interest income on cash balances arising from retail customers, and also includes adjustments to actual clearing costs, a portion of mutual fund revenues and expenses, credit for correspondent clearing profits and accruals for benefit expenses.

** Mr. Trocin was awarded a discretionary bonus of $200,000 for fiscal 2001 as approved by the Compensation Committee of the Board of Directors; the incentive compensation formula approved in February 2001 would not have resulted in any bonus.

SUMMARY COMPENSATION TABLE

The following table sets forth certain information with respect to the remuneration earned during the last three fiscal years by the Chief Executive Officer and each of the four other most highly compensated executive officers of the Company.

Name	Year	Annual Compensation			Long-Term			
					Restricted Stock (3)		Stock Option Awards	All Other Compensation(2)
		Salary	Cash Bonus (1)	Commissions	Shares	$		
Thomas A. James	2001	$254,750	$1,100,014	$368,740	5,417	$187,482		$34,775
Chairman and CEO	2000	245,000	1,860,006	433,863	14,196	424,993	-	61,828
	1999	243,000	1,400,000	391,239				47,111
M. Anthony Greene	2001	$261,750	$1,436,009	-	8,451	$292,489	-	$35,525
Chairman of RJFS	2000	249,250	1,988,009(4)	-	15,532	464,989	6,000	62,258
Executive VP of RJF	1999	239,250	1,578,000	-			-	47,600
Richard K. Riess	2001	$187,500	$ 738,510	-	2,582	$ 89,363	-	$35,525
President and CEO of Eagle	2000	177,500	1,100,001	-	6,263	187,499	6,500	62,000
Executive VP of RJF	1999	168,000	1,160,000	-			-	47,390
Managing Director,								
Asset Management								
J. Stephen Putnam	2001	$170,000	$ 862,560	$ 13,448	3,373	$116,740	-	$35,525
President and COO of RJFS	2000	161,750	1,560,000(4)	11,291	8,851	264,977	6,000	61,250
Executive VP of RJF	1999	153,750	1,070,000	7,141			-	47,390
Sr. VP RJA, Correspondent								
Services								
Thomas S. Franke	2001	$229,000	$ 687,508(5)	$ 5,468	2,257	$ 78,115	-	$35,525
President and COO of RJA	2000	217,250	1,041,611	5,659	5,653	169,237	6,000	61,744
	1999	207,500	840,000	4,377			-	47,181

(1) In accordance with the bonus formulas approved at the annual meetings of the shareholders on February 8, 2001, February 10, 2000 and January 28, 1999. Beginning in fiscal 2001, the bonus is made up of cash and restricted stock described in (3) below. Due to the discounted price used to calculate the number of restricted shares issued, the sum of the 2000 bonus amounts does not equal the amount disclosed in the proxy dated December 13, 2001.

(2) This column includes the amount of the Company's contributions to its 401(k) Plan, Profit Sharing Plan, Employee Stock Ownership Plan and Deferred Management Bonus/Long Term Incentive Plan.

(3) During fiscal 2001 the Company began granting restricted stock as part of the annual bonus to highly compensated employees. Under this Stock Bonus Plan 223,964 shares have been granted related to fiscal 2000 and fiscal 2001. Dividends are paid to the holders of the stock. The shares vest three years from the date of grant. Under this plan Mr. James holds 19,613 shares, Mr. Greene holds 23,983 shares, Mr. Riess holds 8,845 shares, Mr. Putnam holds 12,224 shares and Mr. Franke holds 7,910 shares.

(4) The 2000 bonus amounts represent final bonus figures which were reduced from the amounts disclosed in the proxy dated December 13, 2001 which were calculated incorrectly. The corrected bonus amounts are $2,360,000 and $ 1,560,000 for Mr. Greene and Mr. Putnam, respectively. The overpayment amounts of $210,000 and $146,000, respectively, have been reimbursed to the Company.

(5) Includes a discretionary bonus of $347,069 in excess of the amount calculated using the incentive compensation formula approved in February 2001. This discretionary bonus was approved by the Compensation Committee of the Board of Directors. Total discretionary compensation is tax deductible as it does not exceed $1 million.

Incentive Stock Options

The following tables contain information concerning options granted to, and exercised by, the executive officers included in the Summary Compensation Table during the fiscal year.

Aggregate Option Exercises During Last Fiscal Year and Year-end Value

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Sept. 28, 2001 (Exercisable/ Unexercisable)	Value of Unexercised In-the-Money Options at Sept. 28, 2001 (Exercisable/ Unexercisable)
M. Anthony Greene	11,250	$221,954	29,700/19,050	$406,005/$168,682
Richard K. Riess	9,000	$206,250	16,200/16,175	$209,730/$122,876
J. Stephen Putnam	11,250	$228,985	29,700/19,050	$406,005/$168,682
Thomas S. Franke	4,500	$ 98,344	29,700/19,050	$406,005/$168,682

Comparative Stock Performance

The graph below compares the cumulative total shareholder return on the common shares of the Company for the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Index ("S&P 500"), the Financial Service Analytics stock price index ("FSA index") for regional securities brokerage firms and for the securities industry over the same period (assuming an investment of $100 in each on October 1, 1996 and the reinvestment of all dividends). The FSA index for the regional securities brokerage firms is comprised of 16 publicly traded regional securities firms, including the Company. The FSA index for the securities industry is comprised of the 16 publicly traded regional firms and 13 publicly traded national securities firms.

Name	1996	1997	1998	1999	2000	2001
Raymond James Financial, Inc.	$100.00	$225.65	$199.31	$191.69	$321.15	$267.52
Regional Securities Brokerage Firms	100.00	235.79	220.47	269.42	431.63	353.97
Securities Industry	100.00	215.35	164.67	292.54	551.51	321.74
Standard & Poor's 500	100.00	140.42	153.17	195.71	221.76	162.70

Source: Financial Service Analytics

TRANSACTIONS WITH MANAGEMENT AND DIRECTORS

In fiscal 1995, the Company committed to invest $1 million in Houston Partners - a venture capital fund managed by Houston Partners, of which Harvard H. Hill, Jr. is the Managing General Partner. The fund has not yet closed, as a result there has not been a capital draw.

During 1998 the Company launched a merchant banking fund, Raymond James Capital Partners, L.P. Thomas A. James, Francis S. Godbold and Dr. Paul W. Marshall have invested $2,000,000, $400,000 and $100,000 in this fund, respectively, on the same terms and conditions as other investors.

As described in the Report on Executive Compensation, the Company has extended non-recourse loans to approximately 88 employees for investments in the Raymond James Employee Investment Fund I, L.P. Thomas S. Franke, J. Stephen Putnam, Richard K. Riess, Robert F. Shuck, Dennis W. Zank and Jeffrey P. Julien all have such loans from the Company. Committed loan amounts range from $40,000 to $160,000 plus interest per person, with outstanding balances ranging from $26,302 to $105,207 at September 28, 2001.

In addition, the Company has extended non-recourse loan to approximately 75 employees for investments in Raymond James Employee Investment Fund II, L.P. Barry Augenbraun, Thomas A. James, Jeffrey P. Julien and Dennis W. Zank all have such loans from the Company. Committed loan amounts range from $66,667 to $200,000 plus interest per person, with outstanding balances of $13,816 at September 28, 2001.

Tom James permits the Company to display over 1,350 pieces from his nationally known art collection throughout the Raymond James home office complex, without charge to the Company. The art collection is a major marketing attraction for local businesses and organizations, and the Company provides regular tours for clients and local schools, business groups and nonprofit organizations. In return, the Company bears the cost of insurance and the salaries of two staff persons who serve as curators for the collection. The total cost to the Company for these services during fiscal 2001 was approximately $90,000.

The Company, in the ordinary course of its business, extends credit to margin accounts, in connection with the purchase of securities, makes bank loans to and holds bank deposits for certain of its officers and directors. These transactions have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with non-affiliated persons, and do not involve more than normal risk of collectibility or present other unfavorable features. The Company also, from time to time and in the ordinary course of its business, enters into transactions involving the purchase or sale of securities as principal from, or to, directors, officers and employees and accounts in which they have an interest. These purchases and sales of securities on a principal basis are effected on substantially the same terms as similar transactions with unaffiliated third parties.

PROPOSAL 3: APPROVAL OF 2002 INCENTIVE STOCK OPTION PLAN

The Board of Directors of the Company adopted the Raymond James Financial, Inc. 2002 Incentive Stock Option Plan (the "Plan") on November 28, 2001 and directed that the Plan be submitted to the shareholders of the Company for their approval. The Plan will become effective only if the holders of at least a majority of the outstanding shares of Common Stock approve the Plan at this Annual Meeting. The Plan is intended to replace, and to continue the incentives provided by, the Company's 1992 Incentive Stock Option Plan which expires in 2002. A copy of Plan is attached as Exhibit A and the following description of the Plan is qualified in its entirety by reference to that Exhibit.

It is the opinion of the Board of Directors that the Company will benefit by increasing the interest of its most productive registered representatives and key administrative employees in the welfare of the Company through the added incentive created by the opportunity to purchase and own common stock in the Company.

The 2002 Incentive Stock Option Plan for key employees covers an aggregate of 4 million shares of Common Stock. Options granted under the plan are exercisable at various times during the 37th to 72nd months following the date of grant, and only in the event that the grantee is an employee of the Company at that time. The plan provides that the exercise price of options granted thereunder will not be less than the fair market value of the underlying shares of Common Stock on the date of grant.

The Plan will be administered by the Compensation Committee (the "Committee"), which is composed of Directors who are not eligible to receive options under this Plan. The Committee makes recommendations to the Board of Directors, regarding: (1) the employees to whom and the time, or times, at which incentive options shall be granted under the plan; (2) the term of the options, which may not exceed 10 years from the date of grant; and (3) the number of shares to be covered by each option.

Pursuant to Section 422A of the Internal Revenue Code of 1986 the aggregate fair market value (determined at the time an option is granted) of the stock of the Company covered by any such incentive stock options which may be exercisable for the first time by any optionee during any calendar year shall not exceed $100,000.

A participant will not realize any income, nor will the Company be entitled to a deduction, at the time an Incentive Stock Option is granted. If a participant does not dispose of the shares acquired on the exercise of an Incentive Stock Option within one year after the transfer of such shares to him/her or within two years for the date the Incentive Stock Option was granted to him/her, for federal income tax purposes: (a) that participant will not recognize any income at the time of exercise of his/her Incentive Stock Option: (b) the amount by which the fair market value of the shares at the time of exercise exceeds the exercise price is an item of tax preference subject to the alternative minimum tax on individuals; and (c) the difference between the Incentive Stock Option price and the amount realized upon sale of the shares of the participant will be treated as long-term capital gain or loss. The Company will not be entitled to a deduction upon the exercise of an Incentive Stock Option. Except in the case of a disposition following the death of a participant and certain other very limited exceptions, if the stock acquired pursuant to an Incentive Stock Option is not held for the minimum periods described above, the excess of the fair market value of the stock at the time of exercise over the amount paid for the stock generally will be taxed as ordinary income to the participant in the year of disposition.

The Company is entitled to a deduction for federal income tax purposes at the time and in the amount in which income is taxed to the participant as ordinary income by reason of the sale of stock acquired upon the exercise of an Incentive Stock Option.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ADOPTION OF THIS PLAN.

INDEPENDENT AUDITORS

In May, 2001 the Board of Directors appointed KPMG LLP as independent auditors, upon the dismissal of PricewaterhouseCoopers, LLP. Representatives of KPMG LLP, independent auditors for the Company for fiscal 2001, will be present at the annual meeting in order to respond to questions from shareholders, and they will have the opportunity to make a statement.

The report of KPMG LLP on the Company's audited consolidated financial statements as of September 28, 2001 and for the year then ended, included in the Company's Annual Report on Form 10-K, contained no adverse opinion or disclaimer of opinion and are not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with their audits for fiscal years 2001 and 2000, there were no disagreements with the auditors on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction the auditors would have caused them to make reference thereto in their reports on the financial statements for such years.

PRINCIPAL AUDITING FIRM FEES

Audit Fees

The aggregate fees billed by the Company's principal accounting firm, KPMG LLP for professional services rendered for the audit of the annual consolidated financial statements for the year ended September 28, 2001 was $580,400.

All Other Fees

KPMG LLP also billed the Company $8,000 related to benefit plan administration consulting and audits. KPMG LLP did not provide services related to financial information systems design or implementation. The Audit Committee has determined that the provision of the non-audit services described above is compatible with maintaining KPMG LLP's independence.

OTHER MATTERS

Proposals which shareholders intend to present at the 2002 Annual Meeting of Shareholders must be received by the Company no later than October 15, 2002 to be eligible for inclusion in the proxy material for that meeting.

Management knows of no matter to be brought before the meeting which is not referred to in the Notice of Meeting. If any other matters properly come before the meeting, it is intended that the shares represented by proxy will be voted with respect thereto in accordance with the judgment of the persons voting them.

By Order of the Board of Directors,

/s/ Barry Augenbraun, Secretary
December 21, 2001

RAYMOND JAMES FINANCIAL, INC.

2002 INCENTIVE STOCK OPTION PLAN

SECTION 1. PURPOSE

This 2002 Incentive Stock Option Plan (the "Plan") is intended as a performance incentive for officers and employees of RAYMOND JAMES FINANCIAL, INC., a Florida corporation (the "Company") or its Subsidiaries (as hereinafter defined) to enable the persons to whom options are granted (an "Optionee" or "Optionees") to acquire or increase a proprietary interest in the success of the Company. The Company intends that this purpose will be effected by the granting of incentive stock options ("Incentive Options") as defined in Section 422(b) of the Internal Revenue Code of 1986 (the "Code") under the Plan. The term "Subsidiaries" means any corporations (other than the Company) in which stock possessing 50% or more of the total combined voting power of all classes of stock is owned directly or indirectly by the Company.

SECTION 2. OPTIONS TO BE GRANTED AND ADMINISTRATION

2.1 Options to be Granted. Options granted under the Plan will be Incentive Options.

2.2 <u>Administration by the Committee.</u> This Plan shall be administered by the Compensation Committee (the "Committee") of the Board of Directors of the Company (the "Board"). The Committee shall have full and final authority to operate, manage and administer the Plan on behalf of the Company. This authority includes, but is not limited to: (i) the power to grant options conditionally or unconditionally; (ii) the power to prescribe the form or forms of the instruments evidencing options granted under this Plan; (iii) the power to interpret the Plan; (iv) the power to provide regulations for the operation of the incentive features of the Plan, and otherwise to prescribe regulations for interpretation, management and administration of the Plan; (v) the power to delegate responsibility for Plan operation, management and administration on such terms, consistent with the Plan, as the Committee may establish; (vi) the power to delegate to other persons the responsibility for performing ministerial acts in furtherance of the Plan's purpose; and (vii) the power to engage the services of persons or organizations in furtherance of the Plan's purpose, including but not limited to, banks, insurance companies, brokerage firms and consultants.

In addition, as to each option, the Committee shall have full and final authority in its discretion: (i) to determine the number of shares subject to each option; (ii) to determine the time or times at which options will be granted; (iii) to determine the option price for the shares subject to each option, which price shall be subject to the applicable requirements, if any, of Section 5.1(c) hereof, and (iv) to determine the time or times when each option shall become exercisable and the duration of the exercise period, which shall not exceed the limitations specified in Section 5.1(a).

2.3 <u>Appointment and Proceedings of Committee.</u> The Board shall appoint a Compensation Committee (the "Committee") comprised of then members of the Board who qualify as "non-employee directors" within the meaning of Rule 16(b)-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as "outside directors" within the meaning of Section 162(m) of the Code. Members of the Committee shall serve at the pleasure of the Board. The Board may from time to time appoint members of the Committee in substitution for or in addition to members previously appointed, remove members (with or without cause) and fill vacancies, however caused, in the Committee. The Committee shall select one of its members as its chairman and shall hold its meetings at such times and

places as it shall deem advisable. A majority of its members shall constitute a quorum, and all actions of the Committee shall be taken by a majority of its members. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be as fully effective as if it had been taken by a vote of a majority of the members at a meeting duly called and held.

2.4 Powers of Committee. Subject to the provisions of this Plan, the Committee has the power to name the Optionees, the number of shares to be covered by each option, the time or times of option grants, and the terms and conditions of each option. In addition, the Committee shall have authority to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, and to exercise the administrative and ministerial powers with regard to aspects of the Plan in addition to the granting of options. The interpretation and construction by the Committee of any provisions of the Plan or of any option granted hereunder and the exercise of any power delegated to it hereunder shall be final, conclusive and binding or all Optionees, and all other persons claiming though Optionees affected thereby. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted hereunder.

SECTION 3. STOCK

3.1 Shares Subject to Plans. The stock subject to the options granted under the Plan shall be shares of the Company's authorized but unissued common stock, par value $.01 per share or treasury shares held by the Company ("Common Stock"). The total number of shares that may be issued pursuant to options granted under the Plan shall not exceed an aggregate of 4,000,000 shares of Common Stock.

3.2 Lapsed or Unexercised Options. Whenever any outstanding option under the Plan expires, is cancelled or is otherwise terminated (other than by exercise), the shares of Common Stock allocable to the unexercised portion of such option shall be restored to the Plan and be available for the grant of other options under the Plan.

SECTION 4. ELIGIBILITY

4.1 Eligible Optionees. Options may be granted to any individual, including any officer of the Company, who is on the active payroll of the Company or a Subsidiary at the relevant time, including members of the Board who are also employees of the Company or a Subsidiary.

4.2 Limitations on 10 % Stockholders. No Incentive Option shall be granted to an individual who, at the time the Incentive Option is granted, owns (including ownership attributed pursuant to Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent or Subsidiary of the Company (a "greater-than-10% stockholder"), unless such Incentive Option provides that (i) the purchase price per share shall not be less than 110% of the fair market value of the Common Stock at the time such Incentive Option is granted, and (ii) that such Incentive Option shall not be exercisable to any extent after the expiration of five years from the date it is granted.

4.3 Limitation on Exercisable Qptions. The aggregate fair market value (determined at the time the Incentive Option is granted) of the Common Stock with respect to which Incentive Options are exercisable for the first time by any person during any calendar year under the Plan and under any other option plan of the Company (or a parent or subsidiary as defined in Section 424 of the Code) shall not exceed $100,000. Any option granted in excess of the foregoing limitation shall be specifically designated as being a Non-statutory Option.

SECTION 5. TERMS OF THE OPTION AGREEMENTS

5.1 Mandatory Terms. Each option agreement shall contain such provisions as the Committee shall from time to time deem appropriate, and shall include provisions relating to vesting, the method of exercise, payment of exercise price, adjustments on changes in the Company's capitalization and the effect of a merger, consolidation, liquidation, sale or other disposition of or involving the Company. Option agreements need not be identical, but each option agreement by appropriate language shall include the substance of all of the following provisions:

(a) Expiration. Notwithstanding any other provision of the Plan or of any option agreement, each option shall expire on the date specified in the option agreement, which date shall not be later than the tenth anniversary of the date on which the option was granted (fifth anniversary in the case of a greater-than-10% stockholder).

(b) Exercise. Each option shall be deemed exercised when (i) the Company has received written notice of such exercise in accordance with the terms of the option, (ii) full payment of the aggregate option price of the shares of Common Stock as to which the option is exercised has been made, and (iii) arrangements that are satisfactory to the Committee in its sole discretion have been made for the Optionee's payment to the Company of the amount, if any, that is necessary for the Company or Subsidiary employing the Optionee to withhold in accordance with applicable federal or state tax withholding requirements. The Company shall have the right to deduct from any amount payable under the Plan, including delivery of shares of Common Stock to be made under the Plan, all federal, state, city, local or foreign taxes of any kind required by law to be withheld with respect to such payment and to take such other actions as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such taxes. If shares of Common Stock are used to satisfy withholding taxes, such shares shall be valued based on the fair market value thereof on the date when the withholding for taxes is required to be made as determined in accordance with Section 5.1(c) hereof. The Company shall have the right to require an Optionee to pay cash to satisfy withholding taxes as a condition to the payment of any amount (whether in cash or shares of Common Stock) under the Plan.

Unless further limited by the Committee in any option, the option price of any shares of Common Stock purchased shall be paid in cash, by certified or official bank check, by money order, with shares of Common Stock of the Company or by a combination of the above; provided further, however, that the Committee in its sole discretion may accept a personal check in full or partial payment of any shares of Common Stock. If the exercise price is paid in whole or in part with shares, the value of the shares surrendered shall be their fair market value on the date the option is exercised as determined in accordance with Section 5. 1(c) hereof. The Company in its sole discretion may, on an individual basis or pursuant to a general program established in connection with this Plan, lend money to an Optionee, guarantee a loan to an Optionee, or otherwise assist an Optionee to obtain the cash necessary to exercise all or a portion of an option granted hereunder. No Optionee shall be deemed to be a holder of any shares of Common Stock subject to an option unless and until a book entry (i.e., a computerized or manual entry) shall be made in the records of the Company to evidence an award of shares of Common Stock issued to such person(s) under the terms of the Plan. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock is issued, except as expressly provided in Section 6 hereof. Unless otherwise provided in the terms of an option, an option must be exercised by the Optionee while he is an employee and on the active payroll of the Company or a Subsidiary and has maintained since the date of the grant of the option such continuous status as an employee.

Except as may be otherwise expressly provided in the terms and conditions of the option granted to an Optionee, options granted hereunder shall terminate on the earlier to occur of the date of expiration thereof or:

        (i) <u>Exercise Upon Disability.</u> Unless otherwise provided in the terms of an option, if an Optionee's employment terminates by reason of a permanent disability, all options held by the Optionee shall immediately vest and become fully exercisable. The Optionee shall then be entitled to exercise the option in whole or in part; provided, however, such option must be exercised within 12 months following the date that the Optionee became permanently disabled or the expiration date of such option, whichever first occurs. An Optionee is permanently disabled if the Committee determines he is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

        (ii) <u>Exercise Upon Death</u>. Except as may otherwise be expressly provided in the terms and conditions of the option granted to an Optionee, in the event of the death of an Optionee while in the employment of the Company and before the date of expiration of such option, all options held by the Optionee shall immediately vest and become fully exercisable. Such option shall terminate on the earlier of such date of expiration or 90 days following the date of such death. After the death of the Optionee, his or her executors, administrators or any person or persons to whom his or her option may be transferred by will or by laws of descent and distribution, shall have the right, at any time prior to such termination, to exercise the option.

        (iii) <u>Exercise Upon Termination of Employment After Age 60</u>. Unless otherwise provided in the terms of an option, if an Optionee's employment terminates after attainment of age 60, all options held by the Optionee shall immediately vest and become fully exercisable if: (a) termination occurs on or after the Optionee has attained age 65, the Optionee shall have the right to exercise any or all outstanding options, in whole or in part, at any time from the date of termination through 90 days thereafter or the expiration date of such option, whichever first occurs or, (b) termination occurs prior to the Optionee's attainment of age 65 but after the Optionee's attainment of age 60, the Optionee shall have the right to exercise any or all outstanding Options, in whole or in part, at any time from the date of termination through 90 days thereafter or the expiration date of such option, whichever first occurs, provided that the sum of his years of service with the Company plus his age at termination from the Company equals at least 75.

        (c) <u>Purchase Price</u>. The purchase price per share of the Common Stock under each option shall be not less than the fair market value of the Common Stock on the date the option is granted (110% of the fair market value in the case of a greater-than-10% stockholder).

    For the purpose of the Plan, the "fair market value" per share of Common Stock means, in respect of any date on or as of which a determination thereof is being or to be made, the closing price per share of the Common Stock reported on such date on the Composite Tape of the New York Stock Exchange or the last sale price per share on any other national securities exchange registered under the Exchange Act upon which the Common Stock is then listed on such date, or, if the Common Stock was not traded on such date, on the next preceding day on which sales of shares of the Common Stock were reported on the Composite Tape of the New York Stock Exchange or on any other national securities exchange registered under the Exchange Act upon which the Common Stock is then listed.

    (d) <u>Transferability of Options</u>. Options granted under the Plan and the rights and privileges conferred thereby may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will or by applicable laws of descent and distribution, and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any option under the Plan or any right or privilege conferred hereby, contrary to the provisions of the Plan, or upon the sale or levy or any attachment or similar process upon the rights and privileges conferred hereby, such option shall thereupon terminate and become null and void.

(e) Rights of Optionees. No Optionee shall be deemed for any purpose to be the owner of any shares of Common Stock subject to any option unless and until (i) the option shall have been exercised pursuant to the terms thereof, (ii) the Company shall have issued and delivered stock evidencing the shares of the Optionee, and (iii) the Optionee's name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such shares of Common Stock.

SECTION 6. ADJUSTMENT OF SHARES OF COMMON STOCK

6.1 Stock Dividend or Recapitalization. If at any time while the Plan is in effect or unexercised options are outstanding, there shall be an increase or decrease in the number of issued and outstanding shares of Common Stock through the declaration of a stock dividend or through any recapitalization resulting in a stock split-up, combination or exchange of shares of Common Stock, then and in such event (i) appropriate adjustment shall be made in the maximum number of shares of Common Stock available for grant under the Plan, so that the same percentage of the Company's issued and outstanding shares of Common Stock shall continue to be subject to being so optioned, and (ii) appropriate adjustment shall be made in the number of shares and the exercise price per share of Common Stock hereof then subject to any outstanding option, so that the same percentage of the Company's issued and outstanding shares of Common Stock shall remain subject to purchase at the same aggregate exercise price.

6.2 Sale or Conversion of Shares. Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect and no adjustment by reason thereof shall be made with respect to the number of or exercise price of shares of Common Stock then subject to outstanding options granted under the Plan.

6.3 General. Without limiting the generality of the foregoing, the existence of outstanding options granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate (i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger or consolidation of the Company; (iii) any issue by the Company of debt securities, or preferred or preference stock that would rank above the shares subject to outstanding options; (iv) the dissolution or liquidation of the Company; (v) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (vi) any other corporate act or proceeding, whether of a similar character or otherwise.

SECTION 7. AMENDMENT OF THE PLAN.

The Board may amend the Plan at any time, and from time to time, subject to the limitation that no amendment shall be effective unless approved by the stockholders of the Company in accordance with applicable law and regulations at an annual or special meeting held within 12 months before or after the date of adoption of such amendment, in any instance in which such amendment would: (i) increase the number of shares of Common Stock as to which options may be granted under the Plan; or (ii) change in substance the provisions of Section 4 hereof relating to eligibility to participate in the Plan.

Rights and obligations under any option granted before any amendment of the Plan shall not be altered or impaired by such amendment, except with the consent of the Optionee.

SECTION 8. NON-EXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan by the Board nor the approval of the Plan by the stockholders of the Company shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

SECTION 9. CONDITIONS UPON ISSUANCE

9.1 Conditions Upon Issuance. The obligation of the Company to sell and deliver shares of Common Stock with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by government agencies as may be deemed necessary or appropriate by the Board or the Committee.

9.2 Representation Required. As a condition to the exercise of an option, the Company may require the person exercising such option to represent and warrant at the time of any such exercise that the shares of Common Stock are being purchased only for investment and without any present intention to sell or distribute such shares of Common Stock, if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

9.3 Reservations of Shares. The Company, during the term of this Plan, will at all times reserve and keep available the number of shares of Common Stock as shall be sufficient to satisfy the requirements of the Plan.

9.4 Liability of Company. The Company or any Subsidiary which is in existence or thereafter comes into existence shall not be liable to any Optionee or other person as to:

(a) Non-Issuance of Shares. The non-issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction and the authority deemed by Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) Tax Consequences. Any tax consequences expected, but not realized, by any Optionee or other person due to the exercise of any option granted hereunder.

9.5 Governing Law. This Plan shall be interpreted and construed in accordance with the laws of the State of Florida.

SECTION 10. EFFECTIVE DATE OF PLAN

The Plan shall be effective on February 14, 2002 upon approval by the stockholders of the Company at the 2002 annual meeting of Shareholders or any adjournment thereof. No option may be granted under the Plan after the tenth anniversary of such effective date.